

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 3561

June 15, 2009

Mr. Michael Zaroff
President
Madison Enterprises Group, Inc.
488 Madison Avenue, Suite 1100
New York, NY 10022

**RE: Madison Enterprises Group, Inc.
          File No. 333-142666
          Amendment No. 7 to Form S-1
          Filed May 22, 2009**

Dear Mr. Zaroff:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General Comments

1.   We note your response to prior comment two from our letter dated February 13, 2009. Your response indicates that sales "will have to be through a broker dealer" and "[i]t will be the brokers' legal obligation to confirm that sales can legally be made in any applicable states." Please revise the disclosure throughout to reflect these statements.

2.   We note your response to prior comment two from our letter dated February 13, 2009 and reissue that comment. Our prior comment read, "please revise your disclosure to indicate what states the offering will be conducted in and disclose what restrictions, if any, have been placed on selling shareholders to ensure that they only make sales in those states."

Registration Statement Cover Page

3.   We note language on page ii of your registration statement that "[i]f the potential business combination transaction is not consummated, this offering shall be continued, and the selling stockholders may sell shares again pursuant to this offering." Please explain or revise this sentence as well as similar statements elsewhere in your prospectus. It is unclear, for example, why the offering would not be considered terminated at that time.

Prospectus cover page

4.   The first two paragraphs address the private offering which has already occurred. Please revise to prominently disclose and briefly describe the offering covered by the prospectus.

5.   We reissue prior comment six from our letter dated February 13, 2009. Please revise to indicate that the selling shareholders are underwriters under the Securities Act.

Summary, page 1

6.   We reissue prior comment seven from our letter dated February 13, 2009. Our prior comment asked you to revise your rule 419 discussion to address how the selling shareholders are being required to comply with rule 419 and the terms of the offering. If applicable, the discussion should reference specific executed agreements with the company.

7.   We note your response to prior comment eight from our letter dated February 13, 2009. Your revised disclosure indicates that you will return funds within 30 days. Please advise how this is consistent with rule 419(e)(2)(iv) which provides for the return of funds within five days.

Description of Business, page 13

8.   We partially reissue prior comment ten from our letter dated February 13, 2009.
        Briefly summarize the terms of the escrow agreement and its operation. Also,
        your revised disclosure on page 13 indicates that you "have agreed that if any
        stockholder elects to sell shares" the shares and the funds will be held in escrow.
        The reference to "agreed" in this context was unclear. Please advise. Also please
        explain how you will ensure or obligate the selling shareholder to comply with
        these provisions. In this respect, please refer to prior comment seven.

9.   We reissue our prior comment 16 from our letter dated February 13, 2009. Our
        prior comment asked you to file a fully executed copy of your escrow agreement.
        Currently it does not appear that your selling shareholders have executed the
        agreement, although they are named as parties. See Rule 419(b)(4).

Selling Security Holders, page 21

10.   Please revise your table of selling shareholders to speak as of the most recent
        practicable date. Currently it speaks as of December 31, 2008.

Financial Statements

General

11.   Please provide a currently dated consent in any amendment and ensure the
        financial statements are updated as required by Article 8-08 of Regulation S-X.

Unaudited Financial Statements for the Quarter Ending March 31, 2009

Balance Sheets, page F-2

12.   We note your March 31, 2008 balance sheet is labeled as "audited." Please advise
        your auditor to provide the associated report of the independent registered public
        accounting firm or remove the "audited" designation.

Statement of Operations, F-3

13.   Please revise the headings for the 2009 and 2008 columns to indicate the periods
        presented (i.e., three months ended March 31, 2009 and 2008). Further, please
        revise the cumulative column header to indicate the appropriate period (i.e.,
        period from August 17, 2006 (inception) to March 31, 2009).

Statement of Cash Flows, page F-4

14.   It appears that March 31, 2009 and 2008 balances for "cash in escrow at end of year" are inconsistent with the balances presented in the balance sheet on F-2. Please clarify or advise.

Audited Financial Statements for the years ended December 31, 2008

Report of Independent Registered Public Accounting Firm, page F-8

15.   We note that the periods included in the scope and opinion paragraphs of the report of your independent registered public accounting firm do not correspond to the periods presented in your audited financial statements. Please advise your independent accountant to revise the first and third paragraphs of their report to provide attestation for the year ended December 31, 2007, rather than the period ended August 17, 2006 (inception) to December 31, 2007.

Notes to Financial Statements, page F-13

16.   Please remove pages F-13 to F-15 as they appear to be duplicate pages.

Part II

17.   Please provide the information required by Item 15 of Form S-1 in Part II of the registration statement. Please disclose the facts supporting the availability of section 4(2) or Regulation S, if applicable. With regard to 4(2), please address the financial sophistication or accredited investor status of the purchasers, in addition to the other elements of the exemption.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Blaise Rhodes at (202) 551-3774 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393.

Sincerely,

John Reynolds
Assistant Director